Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

January 28, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 23, 2019, The Nasdaq Stock Market (the "Exchange") received from Andina Acquisition Corp. III (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, one right and one redeemable warrant

Ordinary shares, par value $0.0001 per share

Rights to receive one-tenth of one Ordinary Share

Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

